                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                               December 11, 2003
                                                                 Fair Disclosure


                              HANARO TELECOM, INC.
                        2003 NOVEMBER SUBSCRIBER NUMBERS

1. BROADBAND

-------------------------------------------------------------------------
                         Products                                November
-------------------------------------------------------------------------
   Residential          ADSL                                    1,036,175
                        Cable Modem                             1,465,998
                        -------------------------------------------------
                        SUB-TOTAL                               2,502,173
-------------------------------------------------------------------------
   Corporate            ADSL                                       18,194
                        Cable Modem                                 1,696
                        -------------------------------------------------
                        SUB-TOTAL                                  19,890
-------------------------------------------------------------------------
   VDSL                                                           157,067
-------------------------------------------------------------------------
   LMDS                                                            27,542
-------------------------------------------------------------------------
   Wireless LAN Note 1)                                            21,747
-------------------------------------------------------------------------
                           TOTAL                                2,728,419
-------------------------------------------------------------------------
                        NET ADDITION                               -4,004
-------------------------------------------------------------------------


2. VOICE

-------------------------------------------------------------------------
                         Products                                November
-------------------------------------------------------------------------
   Residential                                                    687,979
-------------------------------------------------------------------------
   Corporate                                                      262,479
-------------------------------------------------------------------------
   VoIP                                                            39,348
-------------------------------------------------------------------------
                           TOTAL                                  989,806
-------------------------------------------------------------------------
                        NET ADDITION                                7,620
-------------------------------------------------------------------------


3. LEASED LINE

-------------------------------------------------------------------------
                                  Products                       November
-------------------------------------------------------------------------
   Leased line                                                      3,306
-------------------------------------------------------------------------
   Internet dedicated                                               3,193
-------------------------------------------------------------------------
   LMDS(I/D)                                                           10
-------------------------------------------------------------------------
   Wireless Internet Dedicated                                        264
-------------------------------------------------------------------------
   International Leased Line                                           46
-------------------------------------------------------------------------
                                  TOTAL                             6,819
-------------------------------------------------------------------------
                                  NET ADDITION                        -40
-------------------------------------------------------------------------


4. GRAND TOTAL

-------------------------------------------------------------------------
                                                                 November
-------------------------------------------------------------------------
                           TOTAL                                3,725,044
-------------------------------------------------------------------------
                        NET ADDITION                                3,576

   Note 1): Based on number of IDs, Wireless LAN has 41,131 subscribers
   Note 2): Non-active subscribers are deducted from October 2003 subscriber numbers.